INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

CN | 2026 Quarterly Review – First Quarter 11

CONSOLIDATED STATEMENTS OF INCOME – UNAUDITED

	Three months ended March 31
In millions, except per share data	2026	2025
Revenues (Note 4)	$4,379	$4,403
Operating expenses
Labor and fringe benefits	914	920
Purchased services and material	623	577
Fuel	483	518
Depreciation and amortization	484	493
Equipment rents	112	118
Other	214	167
Total operating expenses	2,830	2,793
Operating income	1,549	1,610
Interest expense	(234)	(233)
Other components of net periodic benefit income (Note 5)	133	125
Other income	73	25
Income before income taxes	1,521	1,527
Income tax expense	(375)	(366)
Net income	$1,146	$1,161
Earnings per share (Note 7)
Basic	$1.87	$1.85
Diluted	$1.87	$1.85
Weighted-average number of shares (Note 7)
Basic	611.3	627.8
Diluted	611.9	628.3
Dividends declared per share	$0.9150	$0.8875
See accompanying notes to Interim Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME – UNAUDITED

	Three months ended March 31
In millions	2026	2025
Net income	$1,146	$1,161
Other comprehensive income (loss) (Note 10)
Net gain on foreign currency translation	77	7
Net change in pension and other postretirement benefit plans (Note 5)	11	11
Derivative instruments (Note 12)	—	(3)
Other comprehensive income before income taxes	88	15
Income tax recovery (expense)	19	(2)
Other comprehensive income	107	13
Comprehensive income	$1,253	$1,174
See accompanying notes to Interim Consolidated Financial Statements.
12 CN | 2026 Quarterly Review – First Quarter

CONSOLIDATED BALANCE SHEETS – UNAUDITED

		March 31	December 31
In millions	As at	2026	2025
Assets
Current assets
Cash and cash equivalents		$573	$350
Restricted cash and cash equivalents		13	13
Accounts receivable		1,252	1,117
Material and supplies		831	734
Other current assets		379	257
Total current assets		3,048	2,471
Properties		49,394	49,148
Operating lease right-of-use assets		438	440
Pension asset		5,486	5,362
Deferred income tax assets		608	611
Intangible assets, goodwill and other		489	523
Total assets		$59,463	$58,555

Liabilities and shareholders' equity
Current liabilities
Accounts payable and other		$2,809	$2,790
Current portion of long-term debt		1,751	906
Total current liabilities		4,560	3,696
Deferred income tax liabilities		11,300	11,223
Other liabilities and deferred credits		924	999
Pension and other postretirement benefits		463	453
Long-term debt		20,448	20,300
Operating lease liabilities		317	316
Total liabilities		38,012	36,987
Shareholders' equity
Common shares		3,465	3,454
Common shares in Share Trusts		(150)	(152)
Additional paid-in capital		407	415
Accumulated other comprehensive loss (Note 10)		(960)	(1,067)
Retained earnings		18,689	18,918
Total shareholders' equity		21,451	21,568
Total liabilities and shareholders' equity		$59,463	$58,555
See accompanying notes to Interim Consolidated Financial Statements.

CN | 2026 Quarterly Review – First Quarter 13

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY – UNAUDITED

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2025	613.3	1.1	$3,454	$(152)	$415	$(1,067)	$18,918	$21,568
Net income							1,146	1,146
Stock options exercised	0.3		45		(6)			39
Settlement of equity settled awards	0.1	(0.1)		11	(41)		20	(10)
Stock-based compensation and other					39		(2)	37
Repurchase of common shares (Note 8)	(6.0)		(34)				(835)	(869)
Share purchases by Share Trusts	(0.1)	0.1		(9)				(9)
Other comprehensive income (Note 10)						107		107
Dividends							(558)	(558)
Balance at March 31, 2026	607.6	1.1	$3,465	$(150)	$407	$(960)	$18,689	$21,451

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2024	627.9	0.9	$3,474	$(129)	$372	$(1,020)	$18,354	$21,051
Net income							1,161	$1,161
Stock options exercised	0.2		45		(6)			39
Settlement of equity settled awards	—	—		10	(36)		20	(6)
Stock-based compensation and other					36		(1)	35
Repurchase of common shares (Note 8)	(0.6)		(4)				(97)	(101)
Share purchases by Share Trusts	—	—		(11)				(11)
Other comprehensive income (Note 10)						13		13
Dividends							(557)	(557)
Balance at March 31, 2025	627.5	0.9	$3,515	$(130)	$366	$(1,007)	$18,880	$21,624
See accompanying notes to Interim Consolidated Financial Statements.

14 CN | 2026 Quarterly Review – First Quarter

CONSOLIDATED STATEMENTS OF CASH FLOWS – UNAUDITED

	Three months ended March 31
In millions	2026	2025
Operating activities
Net income	$1,146	$1,161
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	484	493
Pension income and funding	(102)	(103)
Deferred income taxes	45	21
Gain on disposal of property (Note 6)	(66)	—
Changes in operating assets and liabilities:
Accounts receivable	(125)	(88)
Material and supplies	(92)	(88)
Other current assets	(17)	(142)
Accounts payable and other	(20)	(137)
Other operating activities, net	12	47
Net cash provided by operating activities	1,265	1,164
Investing activities
Property additions	(439)	(519)
Disposal of property (Note 6)	84	—
Other investing activities, net	(10)	(19)
Net cash used in investing activities	(365)	(538)
Financing activities
Repayment of debt	(705)	(24)
Change in commercial paper, net (Note 8)	1,486	(105)
Settlement of derivative instruments	(37)	32
Issuance of common shares for stock options exercised	39	39
Withholding taxes remitted on the net settlement of equity settled awards (Note 9)	(7)	(4)
Repurchase of common shares	(884)	(151)
Purchase of common shares for settlement of equity settled awards	(3)	(2)
Purchase of common shares by Share Trusts	(9)	(11)
Dividends paid	(558)	(557)
Net cash used in financing activities	(678)	(783)
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash and restricted cash equivalents	1	—
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	223	(157)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	363	401
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$586	$244
Cash and cash equivalents, end of period	$573	$232
Restricted cash and cash equivalents, end of period	13	12
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$586	$244
Supplemental cash flow information
Interest paid	$(276)	$(292)
Income taxes paid	$(273)	$(212)
See accompanying notes to Interim Consolidated Financial Statements.
CN | 2026 Quarterly Review – First Quarter 15

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
1 – Basis of presentation

In these notes, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. The accompanying unaudited Interim Consolidated Financial Statements ("Interim Consolidated Financial Statements"), expressed in Canadian dollars, have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Interim operating results are not necessarily indicative of the results that may be expected for the full year.

These Interim Consolidated Financial Statements have been prepared using accounting policies consistent with those used in preparing CN's 2025 Annual Consolidated Financial Statements and should be read in conjunction with such statements and Notes thereto.

2 – Recent accounting pronouncements

The following recent Accounting Standards Updates (ASU) issued by the Financial Accounting Standards Board (FASB) have an effective date after December 31, 2025 and have not been adopted by the Company:

ASU 2025-10 — Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities
This ASU introduces comprehensive accounting guidance for government grants received by business entities by expanding Topic 832 beyond disclosure-only requirements to include recognition, measurement, presentation, and disclosure. The main provisions establish that government grants should not be recognized until it is probable that the Company will comply with the conditions attached to the grant and that the grant will be received. The ASU also provides guidance on accounting for grants related to income and grants related to assets, including acceptable presentation approaches, and introduces enhanced disclosure requirements intended to improve transparency and comparability of government grant information.

The amendments in this ASU are effective for annual periods beginning after December 15, 2028, including interim periods within these fiscal years. Early adoption is permitted. The amendments in this ASU may be adopted using a prospective, modified retrospective, or full retrospective transition approach, depending on the nature of the grants and the transition method elected.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and disclosures.

ASU 2025-06 – Intangibles - Goodwill and Other Internal-Use Software (Subtopic 350-40)
This ASU modernizes the accounting for internal-use software by removing references to prescriptive and sequential software development stages. The main provisions establish that capitalization begins when management authorizes and commits to funding the software project and it is probable the project will be completed and used as intended. The ASU also introduces enhanced disclosure requirements that align internal-use software disclosures to property, plant and equipment. It also consolidates guidance for website development by integrating it into the framework for internal-use software.

The amendments in this ASU are effective for annual periods beginning after December 15, 2027, including interim periods within these fiscal years. Early adoption is permitted. The amendments in this ASU must be adopted either prospectively, retrospectively or using a modified transition approach based on project status and prior capitalization.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and disclosures.

ASU 2024-03 – Disaggregation of Income Statement Expenses (Subtopic 220-40)
This ASU aims to provide stakeholders a clearer understanding of an entity's expenses and enhance their ability to assess performance, forecast expenses and evaluate the entity's potential for future cash flows. The ASU amends the rules on income statement expense disclosures and requires public business entities to disaggregate and disclose, in tabular format in the notes to financial statements, specified categories of expenses contained within certain income statement expense line items; to integrate certain amounts that were already required to be disclosed under current GAAP with the new disaggregation requirements and to qualitatively disclose descriptions of the amounts
16 CN | 2026 Quarterly Review – First Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
remaining that were not separately disaggregated. The ASU also requires public business entities to disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of those selling expenses. This ASU does not change or remove the current disclosure requirements of expense line items on the face of the Consolidated Statements of Income.

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU should be applied either prospectively to Consolidated Financial Statements issued for reporting periods following the effective date, or retrospectively to any or all prior periods presented in the Consolidated Financial Statements.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements disclosures.

Other recently issued ASUs required to be applied on or after March 31, 2026 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

3 – Acquisition

Iowa Northern Railway Company
On January 14, 2025, the STB issued a final decision approving CN’s application to acquire control of the Iowa Northern Railway Company (IANR), subject to certain conditions. The Company assumed control of IANR on March 1, 2025 (Control Date) and began consolidating IANR on that date, accounting for the acquisition as a business combination achieved in stages. The Company derecognized its previously held equity method investment in IANR of $320 million as of March 1, 2025 and remeasured the investment at its Control Date fair value of $344 million resulting in a net remeasurement gain of $24 million recorded in Other income in the Consolidated Statements of Income. The fair value of the previously held equity interest in IANR was determined through use of a discounted cash flow approach, which incorporated the Company’s best estimates of various assumptions including, but not limited to, discount rates and terminal growth rates and multiples.

The Company's Consolidated Balance Sheet includes the assets and liabilities of IANR as of the Control Date, and since that time, IANR’s results of operations have been included in the Company's results of operations. The Company has not provided pro forma information relating to the pre-control date period as the acquisition was not material.

The following table summarizes the final purchase price allocation with the fair value at the Control Date of the previously held equity interest in IANR, as well as the amounts recognized for the identifiable assets acquired and liabilities assumed on the Control Date:

(in millions)	March 1, 2025
Consideration
Fair value of previously held equity method investment (1)	$344
Recognized amounts of identifiable assets acquired and liabilities assumed (1)
Current assets	$10
Properties	426
Other non-current assets	10
Current liabilities	(20)
Deferred income tax liabilities	(90)
Other non-current liabilities	(23)
Total identifiable net assets (2)	$313
Goodwill (3)	$31
(1)The Company’s fair value of the previously held equity interest in IANR and the purchase price allocation was finalized in the fourth quarter of 2025.
(2)Includes operating lease right-of-use assets and liabilities. There were no identifiable intangible assets.
(3)The goodwill acquired through the business combination is mainly attributable to the premium of an established business operation. The goodwill is not deductible for tax purposes.

The final fair values of Properties were determined using valuation techniques including the market approach and the cost approach. The significant assumptions used to determine the final fair value of Properties were mostly related to a selection of comparable assets and inflation.
CN | 2026 Quarterly Review – First Quarter 17

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
4 – Revenues

	Three months ended March 31
In millions	2026	2025
Freight revenues
Petroleum and chemicals	$928	$915
Metals and minerals	468	523
Forest products	434	494
Coal	219	246
Grain and fertilizers	1,049	951
Intermodal	962	940
Automotive	207	219
Total freight revenues	4,267	4,288
Other revenues	112	115
Total revenues (1)	$4,379	$4,403

Revenues by geographic area
Canada	$3,110	$3,076
United States (U.S.)	1,269	1,327
Total revenues (1)	$4,379	$4,403
(1)As at March 31, 2026, the Company had remaining performance obligations related to freight in-transit, for which revenues of $111 million ($99 million as at March 31, 2025) are expected to be recognized in the next quarterly period.

Contract liabilities

	Three months ended March 31
In millions	2026	2025
Beginning balance	$527	$191
Revenue recognized included in the beginning balance	(4)	(8)
Increase due to consideration received, net of revenue recognized	21	78
Ending balance	$544	$261
Current portion - Ending balance	$40	$16

5 – Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Additional information relating to the retirement benefit plans is provided in Note 17 – Pensions and other postretirement benefits to the Company's 2025 Annual Consolidated Financial Statements.

	Three months ended March 31
	Pensions		Other postretirement benefits
In millions	2026	2025	2026	2025
Current service cost	$17	$21	$—	$—
Other components of net periodic benefit income:
Interest cost	143	152	1	2
Expected return on plan assets	(288)	(290)	—	—
Amortization of prior service credit	—	—	(1)	(1)
Amortization of net actuarial loss (gain)	13	14	(1)	(2)
Total Other components of net periodic benefit income	(132)	(124)	(1)	(1)
Net periodic benefit income	$(115)	$(103)	$(1)	$(1)

18 CN | 2026 Quarterly Review – First Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
Pension contributions
Pension contributions for all plans for the three months ended March 31, 2026 and 2025 were $9 million and $20 million, respectively. Based on the anticipated results of actuarial valuations for funding purposes of certain Canadian registered defined benefit pension plans as at December 31, 2025 that may be filed in 2026 at the Company's discretion, the CN Pension Plan is expected to remain fully funded and at a level such that the Company would continue to be prohibited from making contributions to the defined benefit component of the CN Pension Plan in 2026. As such, total cash contributions of approximately $60 million are expected to be made in 2026 for all pension plans other than the defined benefit component of the CN Pension Plan.

6 – Other income

Other income includes gains and losses on the disposal of land and property, foreign exchange gains and losses related to foreign exchange forward contracts and the re-measurement of foreign currency denominated monetary assets and liabilities, and other items.

Disposal of property
On February 27, 2026, the Company recorded the sale of a portion of the Newmarket subdivision located in Washago and Sunbridge, Ontario, Canada, together with rail fixtures, for cash proceeds of $84 million, which resulted in a gain of $66 million ($57 million after tax).

7 – Earnings per share

	Three months ended March 31
In millions, except per share data	2026	2025
Net income	$1,146	$1,161
Weighted-average basic shares outstanding	611.3	627.8
Dilutive effect of stock-based compensation	0.6	0.5
Weighted-average diluted shares outstanding	611.9	628.3
Basic earnings per share	$1.87	$1.85
Diluted earnings per share	$1.87	$1.85
Units excluded from the calculation as their inclusion would not have a dilutive effect
Stock options	2.1	1.9
Performance share units	0.7	1.0

8 – Financing activities

For details on the Company's available financing sources, see Note 15 – Debt to the Company's 2025 Annual Consolidated Financial Statements. For the three months ended March 31, 2026, the following changes occurred:

Notes and debentures
For the three months ended March 31, 2026, the Company repaid the following:
•On March 1, 2026, repayment of US$500 million ($682 million) 2.75% Notes due 2026 upon maturity.

For the three months ended March 31, 2025, there were no issuances or repayments.

CN | 2026 Quarterly Review – First Quarter 19

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
Revolving credit facilities
On March 31, 2026, the Company increased its existing unsecured revolving credit agreement from $2.5 billion to $3.0 billion. The Company's revolving credit facility agreement was also amended to extend the respective tenors by one additional year each and to remove its sustainability linked loan structure whereby its applicable margins were adjusted up or down based on the Company's performance under certain sustainability goals. The amended unsecured credit facility of $3.0 billion consists of tranches of $1.75 billion and $1.25 billion that are now maturing on March 31, 2029 and March 31, 2031, respectively. The unsecured revolving credit facility of $1.0 billion that was maturing on March 17, 2027 has been terminated as of March 31, 2026. The $3.0 billion revolving credit facility provides borrowings at various benchmark interest rates, such as the Secured Overnight Financing Rate (SOFR) and the Canadian Overnight Repo Rate Average (CORRA), plus applicable margins, based on CN's credit ratings. The revolving credit facility agreement has a financial covenant, which limits debt as a percentage of total capitalization. The Company is in compliance as at March 31, 2026.

As at March 31, 2026 and December 31, 2025, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the three months ended March 31, 2026 and 2025.

Equipment loans
Borrowings under the non-revolving term loan facilities are provided at SOFR or CORRA plus applicable margins.

During the first three months of 2026 and 2025, the Company repaid $22 million and $23 million, respectively, of its equipment loans. As at March 31, 2026 and December 31, 2025, the Company had outstanding borrowings of $1,316 million and $1,329 million, respectively, at a weighted-average interest rate of 3.82% and 3.85%, respectively, and had no further amounts available to be drawn under these facilities.

Commercial paper
As at March 31, 2026 and December 31, 2025, the Company had total commercial paper borrowings of US$1,189 million ($1,654 million) and US$90 million ($124 million) respectively, at a weighted-average interest rate of 3.85% and 3.79% respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

	Three months ended March 31
In millions	2026	2025
Commercial paper with maturities less than 90 days
Issuance	$4,989	$5,513
Repayment	(3,580)	(5,394)
Change in commercial paper with maturities less than 90 days, net	$1,409	$119
Commercial paper with maturities of 90 days or greater
Issuance	$77	$—
Repayment	—	(224)
Change in commercial paper with maturities of 90 days or greater, net	$77	$(224)
Change in commercial paper, net	$1,486	$(105)

Accounts receivable securitization program
As at March 31, 2026 and December 31, 2025, the Company had no outstanding borrowings under the accounts receivable securitization program and there were no draws during the three months ended March 31, 2026 and 2025.

Bilateral letter of credit facilities
On March 31, 2026, the Company extended the maturity date of its committed bilateral letter of credit facility agreements to April 28, 2029.

As at March 31, 2026, the Company had outstanding letters of credit of $323 million ($321 million as at December 31, 2025) under the committed facilities and $153 million ($153 million as at December 31, 2025) under the uncommitted facilities.

20 CN | 2026 Quarterly Review – First Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 24.0 million common shares between February 4, 2026 and February 3, 2027. As at March 31, 2026, the Company had repurchased 4.3 million common shares for $621 million under its current NCIB.

As at March 31, 2026, the Company had accrued a liability of $16 million for the two percent tax on net share repurchases made in the first three months of 2026 ($39 million as at December 31, 2025), which was accounted for as a direct cost of common share repurchases and recorded in Shareholders’ equity. The accrued tax obligation for the 2025 net share repurchases was paid in the first quarter of 2026.

The Company repurchased 16.0 million common shares under its previous NCIB, including 1.7 million common shares in the first quarter of 2026, which allowed for the repurchase of up to 20.0 million common shares between February 4, 2025 and February 3, 2026.

	Three months ended March 31
In millions, except per share data	2026	2025
Number of common shares repurchased	6.0	0.6
Weighted-average price per share (1)	$144.09	$150.15
Amount of repurchase (1)(2)	$869	$101
(1)Includes brokerage fees and tax on share repurchases.
(2)Includes settlements in subsequent periods.

9 – Stock-based compensation

The Company has various stock-based compensation plans for eligible employees. A description of the major plans is provided in Note 19 – Stock-based compensation to the Company's 2025 Annual Consolidated Financial Statements.

	Three months ended March 31
In millions	2026	2025
Share Units Plan (1)	$20	$19
Voluntary Incentive Deferral Plan (2)	—	—
Stock Option Plan	3	3
Employee Share Investment Plan	8	7
Total stock-based compensation expense	$31	$29
Income tax impacts of stock-based compensation
Tax benefit recognized in income	$8	$7
Net excess tax deficiency recognized in income	$(5)	$(5)
(1)Performance share unit (PSU) awards and restricted share unit (RSU) awards are granted under the Share Units Plan. PSU-ROIC awards and PSU-TSR awards settle depending on the level of attainment of a target return on invested capital (ROIC) performance condition, and on the level of attainment of a target total shareholder return (TSR) market condition, respectively, as defined by the award agreement, over the plan period of three years. RSU awards settle depending on continued employment over the applicable plan period, and are not subject to market or performance conditions.
(2)Deferred share unit (DSU) awards are granted under the Voluntary Incentive Deferral Plan.

CN | 2026 Quarterly Review – First Quarter 21

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
Share Units Plan

	PSUs-ROIC (1)		PSUs-TSR (2)		RSUs (3)
	Units	Weighted-average grant date fair value	Units	Weighted-average grant date fair value	Units	Weighted-average grant date fair value
	In millions		In millions		In millions
Outstanding at December 31, 2025	0.4	$153.18	0.3	$198.61	0.5	$148.51
Granted (4)	0.2	$130.92	0.1	$145.18	0.2	$130.88
Settled	—	$—	—	$—	(0.1)	$144.31
Forfeited	—	$133.56	—	$187.44	—	$145.77
Outstanding at March 31, 2026	0.6	$146.87	0.4	$182.61	0.6	$142.47
(1)The grant date fair value of equity settled PSU-ROIC awards granted in 2026 of $22 million is valued based on the closing price of the Company's stock on the date of the grant. As at March 31, 2026, total unrecognized compensation cost related to all outstanding awards was $30 million and is expected to be recognized over a weighted-average period of 2.0 years.
(2)The grant date fair value of equity settled PSU-TSR awards granted in 2026 of $16 million is calculated using a Monte Carlo simulation model. As at March 31, 2026, total unrecognized compensation cost related to all outstanding awards was $32 million and is expected to be recognized over a weighted-average period of 1.8 years.
(3)The grant date fair value of equity settled RSU awards granted in 2026 of $32 million is valued based on the closing price of the Company's stock on the date of the grant. As at March 31, 2026, total unrecognized compensation cost related to all outstanding awards was $48 million and is expected to be recognized over a weighted-average period of 2.0 years.
(4)Units granted in lieu of dividends have not been quantified as they relate to a nominal number of units.

Voluntary Incentive Deferral Plan

	DSUs (1)
	Units	Weighted-average grant date fair value
	In millions
Outstanding at December 31, 2025	0.3	$121.72
Granted	—	$151.19
Settled (2)	—	$105.93
Outstanding at March 31, 2026 (3)	0.3	$128.48
(1)The grant date fair value of equity settled DSU awards granted in 2026 of $5 million is valued based on the closing price of the Company's stock on the date of the grant. As at March 31, 2026, the aggregate intrinsic value of all equity settled DSU awards outstanding amounted to $41 million.
(2)For the three months ended March 31, 2026, the Company purchased common shares for the settlement of equity settled DSUs, net of the remittance of the participants withholding tax obligation of $3 million.
(3)The total fair value of equity settled DSU awards vested, the number of units outstanding that were nonvested, unrecognized compensation cost and the remaining recognition period, have not been quantified as they relate to a nominal number of units.

22 CN | 2026 Quarterly Review – First Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
Stock Option Plan

	Options outstanding
	Number of options	Weighted-average exercise price
	In millions
Outstanding at December 31, 2025 (1)	3.1	$141.35
Granted (2)	0.4	$130.94
Exercised	(0.3)	$129.65
Forfeited	(0.1)	$157.06
Outstanding at March 31, 2026 (1)(2)(3)	3.1	$141.80
Exercisable at March 31, 2026 (1)(3)	1.9	$139.46
(1)Stock options with a US dollar exercise price have been converted to Canadian dollars using the exchange rate in effect at the balance sheet date.
(2)The grant date fair value of options granted in 2026 of $10 million ($21.64 per option) is calculated using the Black-Scholes option-pricing model. As at March 31, 2026, total unrecognized compensation cost related to all outstanding awards was $23 million and is expected to be recognized over a weighted-average period of 2.2 years.
(3)The weighted-average term to expiration of options outstanding was 6.4 years and the weighted-average term to expiration of exercisable stock options was 4.9 years. As at March 31, 2026, the aggregate intrinsic value of in-the-money stock options outstanding amounted to $29 million and the aggregate intrinsic value of stock options exercisable amounted to $23 million.

Employee Share Investment Plan

	ESIP
	Number of shares	Weighted-average share price
	In millions
Unvested contributions at December 31, 2025	0.3	$138.17
Company contributions	0.1	$140.72
Forfeited	—	$137.34
Vested (1)	(0.1)	$145.66
Unvested contributions at March 31, 2026 (2)	0.3	$137.39
(1)As at March 31, 2026, total fair value of units purchased with Company contributions that vested in 2026 was $8 million.
(2)As at March 31, 2026, total unrecognized compensation cost related to all outstanding awards was $17 million and is expected to be recognized over the next 12 months.
CN | 2026 Quarterly Review – First Quarter 23

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
10 – Accumulated other comprehensive loss

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax	Income tax recovery (expense) (1)	Total net of tax
Balance at December 31, 2025	$(69)	$(1,554)	$77	$(1,546)	$479	$(1,067)
Other comprehensive income before reclassifications:
Translation of net investment (2)	246			246	—	246
Translation of US dollar debt (3)	(169)			(169)	22	(147)
Derivative instruments (4)			9	9	(2)	7
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss (5)		12		12	(3)	9
Amortization of prior service credit		(1)		(1)	—	(1)
Amortization of derivative instruments (6)			(9)	(9)	2	(7)
Other comprehensive income	77	11	—	88	19	107
Balance at March 31, 2026	$8	$(1,543)	$77	$(1,458)	$498	$(960)

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax	Income tax recovery (expense) (1)	Total net of tax
Balance at December 31, 2024	$217	$(1,978)	$79	$(1,682)	$662	$(1,020)
Other comprehensive income before reclassifications:
Translation of net investment (2)	4			4	—	4
Translation of US dollar debt (3)	3			3	(1)	2
Derivative instruments (4)			1	1	—	1
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss (5)		12		12	(2)	10
Amortization of prior service credit		(1)		(1)	—	(1)
Amortization of derivative instruments (6)			(4)	(4)	1	(3)
Other comprehensive income (loss)	7	11	(3)	15	(2)	13
Balance at March 31, 2025	$224	$(1,967)	$76	$(1,667)	$660	$(1,007)
(1)The Company releases stranded tax effects from Accumulated other comprehensive loss to Net income upon the liquidation or termination of the related item.
(2)Foreign exchange gain (loss) on translation of net investment in foreign operations.
(3)Foreign exchange gain (loss) on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations. The Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. Accordingly, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes the volatility of earnings resulting from the conversion of US dollar-denominated debt into Canadian dollars.
(4)The cumulative changes in fair values of cross-currency interest rate swaps are included in Derivative instruments. See Note 12 – Financial instruments.
(5)Total before tax reclassified to Other components of net periodic benefit income in the Consolidated Statements of Income and included in net periodic benefit income. See Note 5 – Pensions and other postretirement benefits for additional information.
(6)Includes the amortization of treasury locks for the three months ended March 31, 2026 of $1 million ($1 million as at March 31, 2025) and the amortization of cross-currency interest rate swaps related to foreign currency exposure and interest expense. See Note 12 - Financial instruments.

24 CN | 2026 Quarterly Review – First Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
11 – Major commitments and contingencies

Purchase commitments
As at March 31, 2026, the Company had fixed and variable commitments to purchase engineering services, information technology services and licenses, rail, locomotives, railroad cars, wheels, rail ties, as well as other equipment and services with a total estimated cost of $2,602 million. Costs of variable commitments were estimated using forecasted prices and volumes.

Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

As at March 31, 2026, the Company had aggregate reserves for personal injury and other claims of $304 million, of which $118 million was recorded as a current liability ($310 million as at December 31, 2025, of which $71 million was recorded as a current liability).

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending as at March 31, 2026, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company's results of operations, financial position or liquidity.

Environmental matters
The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable. Additional information relating to the Company's environmental matters is provided in Note 21 – Major commitments and contingencies to the Company's 2025 Annual Consolidated Financial Statements.

Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), the Company through one of its subsidiaries was notified by the U.S. Environmental Protection Agency (EPA) on February 28, 2024 that the EPA considers it a potentially responsible party (PRP), along with at least five other previously notified parties, with respect to the Matthiessen & Hegeler Zinc Company Site (Site) in LaSalle, Illinois. The EPA also requested that the Company respond to certain information requests, which the Company did on June 30, 2024. The Company’s designation as a PRP is based on claims that the Company, or its predecessors, had land holdings historically that were leased to others for commercial or industrial uses that may allegedly have resulted in the disposal of hazardous substances onto the Site. Based on remedial investigations and feasibility studies previously conducted, the EPA issued a Record of Decision outlining the clean-up plan for the Site and certain off-Site areas. In the second quarter of 2025, CN received a special notice letter from the EPA which requested CN to respond with a good faith offer by August 4, 2025. The Company responded to the EPA on August 4, 2025 reiterating why it should not be considered a PRP for the Site and as at April 28, 2026, there have been no further developments. The Company has not accrued for any obligation related to the remediation of the Site as it has not been able to confirm to what, if any, extent it contributed to the contamination, the extent and cost of remediation and the contribution of other potentially responsible parties and their ability to pay for their obligations.

For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage.

As at March 31, 2026, the Company had aggregate accruals for environmental costs of $65 million, of which $41 million was recorded as a current liability ($64 million as at December 31, 2025, of which $38 million was recorded as a current liability). The Company anticipates that
CN | 2026 Quarterly Review – First Quarter 25

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
the liability at March 31, 2026 will be paid out over the next five years. Based on the information currently available, the Company considers its accruals to be adequate.
Guarantees and indemnifications
A description of the Company's guarantees and indemnifications is provided in Note 21 – Major commitments and contingencies to the Company's 2025 Annual Consolidated Financial Statements.

As at March 31, 2026, the Company had outstanding letters of credit of $323 million ($321 million as at December 31, 2025) under the committed bilateral letter of credit facilities and $153 million ($153 million as at December 31, 2025) under the uncommitted bilateral letter of credit facilities, and surety and other bonds of $148 million ($147 million as at December 31, 2025), all issued by financial institutions with investment grade credit ratings to third parties to indemnify them in the event the Company does not perform its contractual obligations.

As at March 31, 2026, the maximum potential liability under these guarantee instruments was $624 million ($621 million as at December 31, 2025), of which $581 million ($580 million as at December 31, 2025) related to other employee benefit liabilities and workers' compensation and $43 million ($41 million as at December 31, 2025) related to other liabilities. The guarantee instruments expire at various dates between 2026 and 2027.

As at March 31, 2026, the Company had not recorded a liability with respect to guarantees and indemnifications as the Company did not expect to make any payments under its guarantees and indemnifications.

12 – Financial instruments

Derivative financial instruments
The Company uses derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes.

Foreign currency risk
Foreign exchange forward contracts

As at March 31, 2026, the Company had outstanding foreign exchange forward contracts to purchase a notional value of US$1,457 million (US$477 million as at December 31, 2025). These outstanding contracts are at a weighted-average exchange rate of $1.37 per US$1.00 ($1.39 per US$1.00 as at December 31, 2025). The weighted-average term of the contracts is 70 days (110 days as at December 31, 2025). Changes in fair values of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statements of Income as they occur.

For the three months ended March 31, 2026, and 2025 the Company recorded gains of $33 million and $3 million, respectively, related to foreign exchange forward contracts. These gains were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income.
As at March 31, 2026, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $29 million and $nil, respectively ($nil and $10 million as at December 31, 2025).

Cross-currency interest rate swaps

On March 1, 2026, the US$500 million cross-currency interest rate swap (CCIRS) was settled in conjunction with the underlying bond settlement. As at March 31, 2026, the aggregate notional amount of CCIRS outstanding was US$475 million to hedge the US-to-Canadian dollar currency fluctuations on US dollar-denominated notes maturing on July 15, 2028, for an aggregate principal amount of $682 million with a fixed annual interest rate of 5.51%.

26 CN | 2026 Quarterly Review – First Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
These CCIRS were designated as qualifying hedging instruments and were accounted for as cash flow hedges, with their critical terms corresponding to the related US dollar-denominated notes.

The following table provides the fair value gain or (loss) recorded in Accumulated other comprehensive loss and the amounts amortized to Other income related to foreign currency exposure and to Interest expense as reported for the three months ended March 31, 2026 and March 31, 2025.

	Three months ended March 31
In millions	2026	2025
Change in fair value of CCIRS	$9	$1
Other income	$5	$2
Interest expense	$3	$1

The following table provides the cumulative change in fair value of outstanding CCIRS as at March 31, 2026 and December 31, 2025:

In millions	As at March 31, 2026	As at December 31, 2025
Other current assets	$9	$7
Intangible assets, goodwill and other	—	(29)
Other liabilities and deferred credits	(24)	(30)
Total fair value of CCIRS	$(15)	$(52)

The cash flows related to these CCIRS that pertain to the periodic interest settlements are classified as operating activities and the cash flows that pertain to the principal balance are classified as financing activities.

Interest rate risk

Interest rate swaps
As at March 31, 2026, the Company had outstanding interest rate swaps (IRS) with a notional amount of $1.0 billion designated as qualifying hedging instruments and accounted for as fair value hedges on a cumulative $1.0 billion of notes maturing on June 10, 2030 and June 10, 2035. The swaps were designed to hedge the interest rate risk associated with market fluctuations attributable to the Canadian Overnight Repo Rate Average (CORRA). The fair value gain or loss on the swaps as well as any offsetting loss or gain on the hedged notes attributable to the hedged risk are recorded in Interest expense.

The following table provides the cumulative change in fair value of outstanding IRS and the corresponding fair value hedging adjustment in Long-term debt as at March 31, 2026 and December 31, 2025:

In millions	As at March 31, 2026	As at December 31, 2025
Other current assets	$4	$5
Other liabilities and deferred credits	(18)	(16)
Total fair value of IRS	$(14)	$(11)
Hedging adjustment gain (loss)	$15	$11

	Three months ended March 31
In millions	2026	2025
Periodic net interest accruals for IRS recorded in Interest expense	2	N/A

CN | 2026 Quarterly Review – First Quarter 27

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
Fair value of financial instruments
The financial instruments that the Company measures at fair value on a recurring basis in periods subsequent to initial recognition are categorized into the following levels of the fair value hierarchy based on the degree to which inputs are observable:
•Level 1: Inputs are quoted prices for identical instruments in active markets
•Level 2: Significant inputs (other than quoted prices included in Level 1) are observable
•Level 3: Significant inputs are unobservable

The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.

The carrying amounts of Accounts receivable, Other current assets and Accounts payable and other approximate fair value due to their short maturity, unless otherwise specified. The fair value of derivative financial instruments, included in Other current assets and Accounts payable and other is classified as Level 2 and is used to manage the Company's exposure to foreign currency risk and interest rate risk. The fair value is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities.

The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company classifies debt as Level 2. As at March 31, 2026, the Company's debt, excluding finance leases, had a carrying amount of $22,194 million ($21,201 million as at December 31, 2025) and a fair value of $20,843 million ($20,246 million as at December 31, 2025). The carrying amount of debt excluding finance leases exceeded the fair value due to market rates being higher than the stated coupon rates.

13 – Segmented information

For details relating to the Company's segmented information, see Note 23 - Segment information to the Company's 2025 Annual Consolidated Financial Statements.

Net income and diluted earnings per share (EPS), which are reported on the Company's Consolidated Statements of Income, are the profit measures reviewed by the Chief Operating Decision Maker (CODM). These measures are used by the CODM to assess segment profitability, allocate resources across CN's network, benchmark performance against targets and industry standards, analyze trends for strategic planning and forecasting and communicating results to stakeholders.

Significant segment expenses regularly provided to the CODM and included within net income and EPS are the expense captions detailed in the Consolidated Statements of Income. The measure of segment assets is reported on the Consolidated Balance Sheets as Total assets. Segment property additions is reported on the Consolidated Statements of Cash Flows as Property additions.

28 CN | 2026 Quarterly Review – First Quarter